STREETWELL, LLC

("our," "us," "we," "StreetWell," the "company")

EXECUTIVE SUMMARY

OFFERING UNDER REGULATION CROWDFUNDING

PLEASE NOTE THAT THIS EXECUTIVE SUMMARY CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE SEE THE END OF THIS DOCUMENT FOR DISCLOSURES REGARDING THESE STATEMENTS.

INTRODUCTION

Our mantra is "restoring distressed human souls through the work of restoring distressed homes." To us, this means creating housing that is a pleasure to live in. It means providing jobs and training to give individuals real opportunities for lasting success. It means people sharing ownership and stewardship of their neighborhoods so that they can build stronger communities together and so that each and every one of them can thrive.

We offer individuals and communities striving to overcome barriers opportunities for career success and the ability to own the wealth they create.

Our comprehensive strategy leverages community involvement and strong nonprofit and business partnerships to drive our mission and our financial sustainability.

1. We will use impact investments from investment crowdfunding and other securities offerings to purchase, restore, and rent out distressed homes for public vouchers or at market rate so that housing is affordable but generates a profit. The first homes will be in Baltimore and Hagerstown, Maryland.

2. StreetWell's renovation workers will include individuals recovering from addiction and incarceration, mental illness, and other hardships. They will initially be participants in programs offered by Ladders to Leaders ("L2L"), based in Maryland. L2L provides training in construction and renovation, emotional support, and residence for people in recovery. L2L has a proven model for fostering job success and healing. StreetWell's founder, David Lidz, is the founder and Executive Director of L2L.

3. To complete the renovations and lease and manage the properties, our first partner will be Appalachian Field Services ("AFS"), a Maryland-based company led by our founder, David

Lidz. David has been in construction and property management since 2003 and founded AFS in 2010.

4. We will transfer the properties into Impact Real Estate Portfolios, or IREPs. The IREPs will be community owned and governed.

5. Members of the communities we target, and workers on the properties we restore, will receive an ownership interest in the IREPs in exchange for taking part in activities that will benefit them and their neighborhoods.

6. We will launch a mobile app that will track participation in these programs and the social impact of our business.

7. As our portfolios of properties expand into cities beyond Maryland, we will begin partnering with nonprofits and companies in those regions to continue our work.

8. We will build out the legal structures, technology, management policies, procedures and templates to make our model scalable, so any community, anywhere in the U.S. can take full advantage of what we're designing.

RESTORING DISTRESSED HOMES

We are a new social enterprise, but our leadership has significant experience and expertise in renovation. Our partner Appalachian Field Services ("AFS") has been restoring homes since 2010. AFS and StreetWell are deeply interconnected—David Lidz is the founder of both businesses. David has been David has been in construction and property management since 2003. Our new enterprise relies on the strong infrastructure, staff, and extensive expertise of AFS to efficiently create beautiful homes. Our purchase and renovation process is therefore already established and streamlined.

It will take us about 30 days to find and purchase a property and only about 90 days to renovate it and then rent it out. In addition to AFS's skilled employees, we use entry-level workers who are participants in addiction recovery programs led by our partner nonprofit, Ladders to Leaders ("L2L"), which is also led by our founder. Providing training and hands-on experience in renovating housing is a key part of L2L's proven model of fostering recovery and job and life success. L2L's model is described more fully below under "Restoring Distressed Souls."

The cost to purchase and renovate properties in Baltimore and Hagerstown will average $100,000. As soon as we reach that milestone either through this offering under Regulation Crowdfunding (this "Regulation Crowdfunding Offering"), our offering to accredited investors under Rule 506(c) of

October 18, 2019

Regulation D under the Securities Act (the "Rule 506(c) Offering"), or both we will purchase our first home in either Baltimore or Hagerstown, Maryland. Our goal is for this to happen by December 2019.

We will continue to purchase properties as we reach the milestones set forth in our Form C offering statement filed with the Securities and Exchange Commission (the "SEC") in connection with this Regulation Crowdfunding Offering on October 18, 2019 (the "Form C Offering Statement").

For a detailed description of our use of proceeds for this Regulation Crowdfunding Offering, please see the Form C Offering Statement.

AFS and L2L are both based in Maryland. As our portfolios of properties expand into other regions, we will begin incubating or partnering with cooperatively owned construction contractors and social justice nonprofits in those areas to continue our mission uplifting communities and individuals.

FOSTERING FINANCIAL SUCCESS

Profit Model

Impact investors will purchase StreetWell promissory notes that will initially yield a 5% return on investment. Impact investors will receive interest payments every year until the end of 2024, when the full amount of the notes will be due. We will have the option to extend this deadline up to five years at an interest rate that is 3% above the prime rate. For a more complete description of the terms of the promissory notes, please see the Form C Offering Statement, including the Form of Crowd Note filed with the SEC as an exhibit to such offering statement.

StreetWell will use this financing to purchase distressed properties in forgotten communities. We estimate that initially the purchase price of these properties will be an average cost of about $20,000. We will comprehensively restore those properties, as described above, using sustainable construction practices. We estimate these renovations will initially cost about $80,000 per property. Note that the actual purchase price and the cost of renovation may vary by property, but we predict that the overall gains from renovation will be an average of 20% per property.

We estimate that the beautiful, post-renovation properties will be worth an average of $120,000. The properties will be rented out for public vouchers or at market rate so that housing is affordable but profitable. We estimate that the average monthly rental income from each property will be $1,200, generating a profit that will be used to pay a return to impact investors and to continue our operations and advance our mission. Note that the rental and property value estimates in this paragraph are based upon average project pricing in Baltimore and Hagerstown, Maryland.

October 18, 2019

AFS has been handling rentals and property management since 2010. AFS will be in charge of these aspects of the business—the company's significant experience will help ensure that properties can be rented quickly. AFS founder, David Lidz, who is also the founder of StreetWell, has been in the rental and property management business since 2003.

Goals

StreetWell's goal is to raise $3,000,000 in promissory notes on the terms described under "Fostering Financial Success" above through this Regulation Crowdfunding Offering and the 506(c) Offering. With the capital it raises, StreetWell will buy, renovate, and rent 20 to 24 properties over an eighteen month period. We expect that, once renovated, the properties will average a 20% equity gain by virtue of the renovation itself, and then once rented out will enjoy positive cash flow at capitalization rates in the 5-6% range. This on top of a conservative forecast of 4.5% annual housing appreciation will drive the revenue and gain StreetWell will use to make annual interest payments and to facilitate loan repayment upon maturity of the promissory notes.

StreetWell plans to refinance—through a bank loan or a new impact investment round—as part of our strategy for repaying the total principal and any unpaid interest or other amounts due on the Crowd Notes and 506(c) Notes on the due date.

For other financial milestones StreetWell will strive to reach, please see the Form C Offering Statement.

RESTORING DISTRESSED SOULS

We will employ seven individuals in L2L's recovery programs on each restoration project. L2L is deeply connected with StreetWell and AFS. David Lidz, our founder, leads all three organizations.

L2L provides emotional support, and residence for people in recovery from addiction and other trauma. L2L works cooperatively with AFS to provide training in construction and renovation to those individuals. AFS leads most of the trainings for L2L program participants and also employs, pays, and provides necessary insurances to L2L program participants. L2L pays for all other supports for program participants. L2L has a proven model for fostering job success and healing.

L2L assists individuals who are either already in or ready to begin their recovery from drug and alcohol dependence and addiction. By offering residence and employment, L2L lifts the stress of essential living while maintaining a solid environment surrounded by positive members of the recovery community.

L2L participants are welcomed into a peer-supported recovery housing and community, and staff work with them to identify areas where personal growth is needed: e.g., mental health care management, continuing education, job readiness skills, soft skills, anger management, driver's license, financial management, recovery supports, community participation and volunteering, and vocational aptitudes and passions.

L2L is based in Maryland. As our portfolios of properties expand into other regions, we will begin partnering with social justice nonprofits in those areas to continue our mission of giving jobs to individuals striving to overcome barriers.

UPLIFTING COMMUNITIES

In four to six years, we plan to transfer our properties to Impact Real Estate Portfolios, or IREPs. The IREPs will be community owned and governed. We plan for them to have an innovative legal structure that uses new technology, such as blockchain, and innovative management strategies as tools to encourage meaningful shared ownership and decision-making.

At around the same time, members of the communities we target, and workers on the properties we restore, will receive an ownership interest in the IREPs in exchange for taking part in activities that will benefit them and their neighborhoods, such as financial literacy courses, caretaking of properties, and training in the core competencies needed to successfully purchase, renovate and manage real estate. StreetWell intends for community members and workers to be the founders of the IREPs and wants these individuals to have the skills to govern the IREPs. We plan for the interests owned by the community members and workers to vest and begin generating a return not long after the workers and community members receive them.

We hope to support the IREPs after transferring the properties to them by. Support we plan to offer includes

Liaising with corporate asset holders for the acquisition of new properties.
Providing property management services.
Providing and/or running accounting, finance and tech platforms.
Supporting coordination with local nonprofits.

ACCOMPLISHMENTS

- January 2019: L2L received $175,185 to purchase and renovate a Baltimore house ("2315 Wichita Avenue") in order to pilot was is now StreetWell's mission and vision--and to amplify L2L's work of joining of distressed souls with the work of restoring distressed communities through the ownership, restoration, and management of real estate. L2L gained the support of donors and new community partners for the vision and then located and purchased this ideal pilot property. L2L began developing and running the training programs at 2315 Wichita Avenue. The programs are already teaching participants the core competencies needed to successfully purchase, renovate and manage real estate. These programs will become models for some of what StreetWell will offer. *(Note that the property belongs to a subsidiary of L2L, and there are no current plans to transfer the house to StreetWell or to an IREP. The goal of the Wichita project is to test the StreetWell process, not have the property become part of the IREP.)*

- March 2019: StreetWell founder began crafting peer-support based on-site safety and training protocols
- May 2019: StreetWell founder completed REDF Accelerator
- Summer 2019: StreetWell founder began working with Kirkland & Ellis to draft optimal legal structures to realize IREP vision and Opportunity Zone strategies
- Summer 2019: StreetWell founder began working with Jenny Kassan Consulting to design Regulation Crowdfunding and accredited investor securities offerings
- Summer 2019: L2L hired an architect to design the renovation of 2315 Wichita Avenue (a property described above that was purchased by a subsidiary of L2L to test the StreetWell concept but that does not belong to StreetWell).
- October 2109: L2L pulled permits for 2315 Wichita Avenue (a property purchased by a subsidiary of L2L to test the StreetWell concept but that does not belong to StreetWell) and began demolition work on the property.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Executive Summary contains forward-looking statements and is subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Executive Summary are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained herein are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Executive Summary, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company herein speaks only as of the date hereof. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement herein, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.